U.S. Home Systems, Inc.	405 State Highway 121 Bypass
Lewisville, TX 76257

September 11, 2007

Ms. Anne McConnell

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-9295

Re:	U.S. Home Systems, Inc.
Form 10-K for the year ended December 31, 2006
File No. 0-18291

Dear Ms. McConnell:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated August 9, 2007 regarding the above filing of U.S. Home Systems, Inc. (the “Company”).

We have materially restated each Staff comment (in bold and italics) and then provided our response to the comment. The responses are numbered to correspond to the comments numbered in the Comment Letter. The Company supplementally advises the Staff as follows:

Management’s Discussion and Analysis, page 20

1.	To the extent that you identify multiple or offsetting factors that contribute to changes in your results, please revise future filing to quantify the impact of each factor, whenever possible. For example, in the first paragraph on page 25, you state that reduced material prices, realized benefits from restructuring and increased leverage over expenses all impacted gross profit margins; however, you do not provide any insight into the magnitude of each item individually. We note other instances where you discuss reasons for changes but do not separately quantify the impact of multiple or offsetting factors. Refer to Item 303(a)(3)(iii) of Regulation S-K and Release No. 33-8350.

In future filings the Company will quantify the impact of multiple or offsetting factors and reasons for changes, whenever possible.

2.	Your disclosures on page 31, and elsewhere in the filing, indicate that that the product lines in your home improvement segment have different gross profit margins. In future filings, please quantify gross profit margins by product line and thoroughly discuss the impact of such differences on operating results during each period presented.

The Company believes that disclosing its product line gross profit margins would be harmful to the Company’s competitive position. Additionally, the Staff is advised that on page F-4, the line item “Cost of remodeling contracts” in the Company’s Consolidated Statement of Operations includes certain installation overhead costs that are not identifiable to any specific product line and that no method of allocating these costs to product lines would result in a meaningful representation of product margins.

However, the Company agrees that it will include in future filings further discussion and quantification of the factors resulting in changes in gross profit margins, including quantifying the affect on gross profit margins caused by sales mix of its various products, and identification and discussion of significant changes in the cost components of its installation overhead.

Critical Accounting Policies, page 36

3.	Your critical accounting policy disclosures do not provide readers with sufficient information to understand how these policies and related estimates impact your financial statements. In future filings, please enhance your critical accounting policy disclosures by: describing the methodology underlying each critical accounting estimate; disclosing the significant assumptions used; and providing a sensitivity analysis that quantifies the impact of using different assumptions. For example, your goodwill policy states that, “Significant judgment is required in assessing the effects of external factors, including market conditions and projecting future operating results.” Your revised disclosures should: explain how you assess market conditions; identify your reporting units; quantify and discuss significant assumptions underlying your cash flow analyses; and quantify and explain the potential impact of changes in those assumptions. Refer to Release Nos. 33-9098 and 33-8040.

In future filings the Company will enhance its discussion of critical accounting policies including underlying assumptions, estimates and the likelihood of materially different reported results if different assumptions or conditions were to prevail.

Notes to Consolidated Financial Statements

4.	Note 2. Summary of Significant Accounting policies, page F-7

We note that commission advances have increased at a rate considerably higher than remodeling contracts revenue. Please tell us, and include in future filings, your accounting policy for these advances, including your basis for assessing recoverability.

The Company’s sales commission compensation plan provides that sales commissions are earned and finally calculated upon completion of the installation of a new sales order. The Company notes that sales orders are generally completed in 50 –

60 days from the origination date of a new sales order. As a result of the cycle time to complete sales orders, the sales commission compensation plan provides for payment of 75% of the estimated sales commission when a new sales order is received (the “Commission Advance”). The balance of any commission that is ultimately earned is paid after the sales order is completed.

In the event a sales order is cancelled after the Commission Advance, or if the final calculated earned sales commission is less than the Commission Advance, such excess is recoverable from any and all subsequent final commission payments. The Company periodically evaluates the recoverability of its Commission Advances based upon specific advances to individuals and sales orders received, and the balance of any unpaid final sales commissions. The Staff is supplementally advised that at December 31, 2006 the Company had reserved approximately $93,000 for uncollectible Commission Advances, which reflects commissions not expected to be earned.

The Company will include in its future filings an accounting policy note as follows:

“Commission Advances: Sales commissions are earned and finally calculable upon completion of installation of a sales order. Commission advances represent payments made against estimated sales commissions on sales orders received but not yet completed. The balance of any sales commission due is paid upon completion of the sales order. In the event a sales order is cancelled after the commission advance, or if the final calculated earned sales commission is less than the commission advance, such excess is recoverable from any and all subsequent final commission payments. The Company provides for estimated losses of uncollectible commission advances based upon specific identification of problem accounts and historical losses. Commission Advances are reported net of estimated losses of $XXX at [balance sheet date].”

5.	Note 2. Summary of Significant Accounting Policies, Advertising and Marketing, page F-10

We note that remodeling contracts revenue and accounts receivable are primarily attributable to The Home Depot. We also note that you pay The Home Depot marketing fees on each sale and record the fees in sales, marketing and license fees. Please explain to us how you determined the appropriate classification of these fees as expenses rather than reductions of revenue. Refer to EITF 01-9.

The Company’s home improvement operations are conducted under an agreement with The Home Depot. Under the agreement, The Home Depot arranges for the Company to sell, furnish and install specified products in specified market areas (i.e. The Home Depot has discretion to determine which stores or markets the products are marketed in), and The Home Depot bills the customer and collects for the services. The Company establishes the pricing of the services, performs the selling activity with its own employees, procures raw materials, manufactures certain products to complete the sales orders, performs the installation, and collects the installation price, less a specified percentage of the installation price, from The Home Depot. On sales orders in which the customer intends to pay for the project in cash, the Company (not The Home Depot) is responsible to collect the funds from the customer and forward those funds to The Home Depot before The Home Depot will pay the Company for its services.

The Company considered EITF 01-9 in establishing its revenue recognition accounting policy. The Company does not believe that The Home Depot is a reseller of the Company’s products or that the provisions of EITF 01-9 are generally applicable to the nature of the business relationship with The Home Depot. The Company believes that its relationship is with the end user as our customer, not The Home Depot, which acts as an agent, rather than a principal in the transaction. The Company believes that the guidance of EITF 99-19 and SAB 104 is more applicable to the relationship between the Company, The Home Depot, and the Company’s customers. In assessing whether revenues should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, SAB 104 considers whether the registrant:

•	acts as principal in the transaction

•	takes title to the products

•	has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and

•	acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis.

Under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the EITF reached a consensus that “whether a company should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee is a matter of judgment that depends on the relevant facts and circumstances and that the factors or indicators set forth below should be considered in that evaluation.” The factors considered by the Company, as discussed in EITF 99-19, include:

Indicators of gross revenue reporting:

•	A company is the primary obligor in the arrangement

•	A company has general inventory risk

•	A company has latitude in establishing price

•	A company changes the product or performs part of the service

•	A company has discretion in supplier selection

•	A company is involved in the determination of product or service specifications

•	A company has physical loss inventory risk

•	A company has credit risk

Indicators of net revenue reporting:

•	A supplier (not the company) is the primary obligor in the arrangement

•	The amount a company earns is fixed

•	A supplier (and not the company) has credit risk

The Company believes that sales under its agreement with The Home Depot has been properly reported by the Company on a gross basis and the fee paid to The Home Depot is properly recorded in marketing expenses as the considerations for gross reporting are more persuasive than those for net reporting. The Company’s conclusion is based on the predominance of the following factors:

•

The Company is the primary obligor in the arrangement and is responsible for providing the product or service desired by the customer. Paragraph 7 of EITF 99-19 states, “Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

•

The Company has general inventory risk, which is another strong indicator that the Company has risks and rewards as a principal in the transaction. General inventory risk exists because the Company is responsible for procurement of raw materials and labor, and takes title to such materials before a customer orders a product. Additionally, the Company retains title to the raw material product if the customer cancels an order before installation.

•

The Company establishes its selling prices that customers will pay for the service by both establishing minimum prices that will be charged to a customer and by individually pricing each installation. The Company is required to notify The Home Depot of any subsequent price changes and The Home Depot provides its approval prior to the Company’s implementation of price changes. Historically, The Home Depot has always approved the Company’s pricing.

•	The Company has full discretion in selection of its raw materials supplier(s), which further indicates that the Company is primarily responsible for fulfillment.

•	The Company determines product or service specifications. The Company develops the drawings and plans for individual customer projects, without input by The Home Depot.

•

The Company is responsible for post installation service, warranty and general workmanship such that the Company bears the risk of costs and any loss. In the event the Company is not able to satisfy the customer the Company is responsible for its costs and losses on the customer’s project.

The Company also considered factors that, taken alone, might indicate that revenues should be recorded net, noting that the indicators of gross reporting outweigh those of net reporting:

•

The Home Depot has primary credit risk. Under the agreements, The Home Depot generally bears credit risk related to customer payment for services. If, however, in situations in which the customer intended to pay for their project in cash, and not all the funds were collected by the Company and forwarded to The Home Depot, The Home Depot may hold the Company responsible for the credit risk. The Company also bears credit risk related to payments from The Home Depot.

•

Forms and customer sales agreements bear The Home Depot’s trademarks and state the services are provided by US Remodelers, Inc., a Home Depot authorized contractor. Consequently, customers generally understand that the Company is serving as a contractor for The Home Depot.

•

The amount the Company receives from The Home Depot is a specified percentage of the contract amount charged the customer. The rate varies by product. The EITF believes (absent other factors) that this arrangement may indicate that a company is an agent.

6.	Note 8: Finance Receivables Held For Investment, page F-16; Note 9: Servicing Asset, page F-18

Background: Until November 2006 the Company’s consumer finance business, First Consumer Credit, Inc. (“FCC”), purchased retail installment obligations (installment loans or RIOs), from residential remodeling contractors throughout the United States, including certain RIOs originated by our own home improvement operations. FCC held and serviced the RIOs for its own account. In November 2006 FCC entered into a purchase and sale agreement (the “Purchase Agreement”) with an unaffiliated financial institution (the “Trust”) under which FCC sold a substantial portion of its RIO portfolio for approximately $52 million. The individual RIOs purchased by the Trust was determined based on certain criteria specified in the Purchase Agreement. The RIOs that were not sold (i.e. retained) by FCC were not eligible to be sold to the Trust based on the Trust’s selection criteria.

Concurrent with the sale of the RIOs, FCC entered into a sourcing and servicing agreement (the “Sourcing Agreement”), under which FCC provides sourcing functions (i.e. identification, credit analysis and other investment underwriting services) to assist the Trust in purchasing new RIOs from third party contractors. The

Sourcing Agreement also provides that FCC will service the RIOs owned by the Trust, including the RIOs the Trust purchased from FCC under the Purchase Agreement. Servicing functions include collecting principal and interest, monitoring delinquencies, executing foreclosure, if necessary, and accounting for and remitting principal and interest payments to the Trust. The Sourcing Agreement provides that FCC shall receive a fee of 2% for each RIO purchased by the Trust and a servicing fee of 1.5% (annualized) of the outstanding principal balance of each RIO each month serviced by FCC. The agreement provides for a backup servicer.

Among other items, the Sourcing Agreement provides that either party may terminate the agreement at any time, without cause, upon 90 days written notice. There are no provisions which allow FCC to sell or otherwise transfer the Sourcing Agreement.

•	Explain to us how you determined that the transfer of finance receivables should be accounted for as a sale.

Paragraph 9 of SFAS No. 140 states that a transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

•	The transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

•

Each transferee (or, if the transferee is a qualifying special-purpose entity (SPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

•

The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Pursuant to the Purchase Agreement the Company determined that FCC transferred all of its right, title and interest in the RIOs sold and FCC had no further interest in the RIOs. FCC has certain obligations to repurchase RIOs only in the event of a breach of representations and warranties of FCC with respect to the selection criteria utilized to determine eligible RIOs purchased by the Trust. The Company received a legal opinion that the sale meets the conditions of a “true sale”. In addition, the Company believes that the terms of the Purchase Agreement makes clear the intent of the parties that FCC has no further interest or right to the transferred RIOs; the Purchase Agreement states that:

•	The Sale of RIOs is intended to be an absolute assignment of all of each FCC’s right, title and interest in, to and under such RIOs (Article II (a))

•	The sale of RIOs to the Trust is absolute and irrevocable, without reservation or retention of any interest whatsoever by FCC (Article II (a))

•

It is the intention of FCC and the Trust that the RIOs sold by FCC to the Trust shall not be part of FCC’s estate in the event of the filing of a bankruptcy petition by or against FCC under any bankruptcy or similar law (Article II (c))

•

On and after the sale date, the Trust shall own the RIOs sold by FCC to the Trust, and FCC shall take no action inconsistent with such ownership and shall not claim any ownership and shall not claim any ownership interest in such RIOs .(Article II (f))

Accordingly, the Company believes that all conditions were met for FCC to record the transfer as a sale, including a gain on the sale of RIOs sold.

•	Help us understand how you determined the gain that you recorded.

SFAS No. 140 requires that upon completion of any transfer of financial assets, the transferor shall: (1) continue to carry in its statement of financial position any retained interest in the transferred assets, including, if applicable, servicing assets (paragraphs 61-67) and (2) allocate the previous carrying amount between the assets sold, if any, and the retained interests, if any, based on their relative fair values at the date of transfer (paragraphs 56-60).

The Company notes that it sold specific RIOs to the Trust. The Purchase Agreement specified the amount paid for specific groups of RIOs, including a sourcing fee of 2% for each RIO the Trust purchased. The Company determined its carrying value of the RIOs sold which included: the principal unpaid balance of the RIO, unamortized premium or discount on the RIO, accrued interest, unamortized origination costs, and allocated reserve for loan losses.

The Company then determined the fair value of its servicing asset (a retained interest). SFAS No. 140, paragraph 13 states that each time an entity undertakes an obligation to service financial assets it shall recognize either a servicing asset or a servicing liability for that servicing contract. In the Company’s experience, the fees charged for servicing RIOs, in addition to exchange transactions of servicing contracts, are not generally known in the marketplace. As provided for in paragraph 69 of SFAS 140, the Company computed the fair value of its servicing rights utilizing a present value analysis of the expected economic benefits following the guidance in CON 7. The Company estimated the revenues from servicing based on its servicing fee rate and the RIOs the Trust purchased. Since servicing fees are based on the outstanding balance of the RIO portfolio at the beginning of each month, the Company estimated the RIOs pay down including normal amortization, losses and prepayments based on historic performance. The Company also estimated its future servicing obligations based on its analysis of its direct costs and unit overhead costs related to servicing. The Company’s analysis provides an estimate of the economic benefit of servicing a RIO or group of RIOs. The Company discounted the anticipated after tax economic benefits at an appropriate risk-adjusted rate that incorporates the risks of prepayments, loan defaults and the terms of the Sourcing Agreement to arrive at a net servicing asset.

The Company incurred a termination fee to terminate its credit facility which it previously utilized to purchase and hold RIOs and the Company wrote off the remaining unamortized costs related to the establishment of the prior credit facility.

The following table reflects the components and calculation of the Company’s gain on the sale of the RIO portfolio.

Proceeds from Sale of Assets		$52,015,427
Carrying Value of Assets Sold	$50,724,928
Less Fair Value Allocated to Servicing Asset	(62,446)

Carrying Value Allocated to Assets Sold	50,662,482	50,662,482

Preliminary Gain		1,352,945

Write offs & Fees
DZ Term Fees	(290,563)
DZ Credit Facility Costs write off	(233,797)
Legal and Other Fees	(8,850)

Total	$(533,211)	(533,211)

Net Gain on Sale		$819,734

•	Provide us a comprehensive understanding of your continuing involvement with the transferred assets, including sourcing, servicing and recourse.

The Company’s continuing involvement with the transferred assets is limited to its serving obligations. The Company’s sourcing activities involve credit analysis and other evaluation underwriting services to assist the Trust in the Trust’s purchase of new RIOs. The Company does not purchase and resell these RIOs but receives a finder’s fee (or sourcing fee) for each RIO the Trust purchases. The Company’s sourcing activities are not applicable to the RIOs transferred. The Company believes that its sourcing arrangement is an executory contract for which the subject services are provided at a fair market rate of compensation.

As noted above, other than the Company’s obligation to repurchase RIOs only in the event of a breach of representations and warranties of FCC with respect to the selection criteria utilized to determine eligible RIOs purchased by the Trust, the Company has no recourse obligation.

Servicing: The Company services the RIOs the Trust purchased under the Purchase Agreement. The Company believes that it receives a market rate servicing fee for performance of its servicing duties. The Company has recorded a related servicing asset.

If after all losses and payment of all servicing fees and other costs, the Trust receives a full return of its investment in a RIO pool plus a preferred return on its investment in the pool, the remaining cash flow generated by such pool, after deducting servicing fees and other costs, will be equally divided between FCC and the Trust until the pool is collected or sold (the “Promote”). A RIO pool consists of all the RIOs purchased by the Trust during a specific calendar year. The transferred assets are included in the 2006 RIO pool. The preferred return rate is a rate of return equal to the greater of 8% or the 30 day LIBOR plus 3.5%. The Company estimates that it will take approximately 5 years before the Company may earn fees under the Promote. Although the Company believes that it will eventually receive Promote fees, the fees are contingent upon a number of factors including loss rates, prepayment speed, the economic environment, interest rates, consumer’s access to credit, and the Company’s ability to manage an increasing portfolio of RIOs. Because of the uncertainty of the Company’s ultimate realization of the Promote, and the Company’s belief that the earnings process has not been completed, it has not recorded or accrued any benefits from the Promote.

Participation: In addition to the continuing involvement in the transferred assets under the servicing arrangement, FCC also has the right to purchase a non-owner participation interest in any RIO pool purchased by the Trust. FCC purchased a 4% non-owner participation interest in the 2006 RIO pool. A non-owner participation interest provides only a right to receive a preferred return on the investment equal to LIBOR plus 3.5%, with a minimum return of 8%, subject to the cash flow performance of the RIO portfolio. The non-owner participation interest provides no right of interest or ownership in the RIOs. The investment is returned from the cash flows of the RIO pool as the portfolio pays down. The cash flows are similar to a loan amortization with each payment consisting of interest and principal. The Company’s risk of loss is limited to its investment. The Company considered whether the non-owner participation interest represented a material retained interest. The Company concluded that the non-owner participation is not a “retained interest” but an investment that entitles the Company to a return on its investment. The Company notes that the participation investment is not in the transferred assets themselves, but rather is only a right to receive a preferred return, subject to the cash flow performance of the RIO portfolio. As such, the Company determined that the participation interest did not impact the “true sale” of the RIO portfolio and was not a retained interest in transferred assets.

•	Explain to us how you allocated and valued amounts attributable to the finance receivables that you retained, including the related allowance.

The specific RIOs that were not sold (i.e. those that were retained) were not eligible to be sold under the terms of the Purchase Agreement as they did not meet certain credit quality or delinquency status limitations in the agreement. The Company maintains specific records regarding the carrying value of each RIO and the Company carried forward the value of each RIO that was not sold. The Company evaluated the payment history, delinquency status and collectibility of each RIO retained and determined the appropriate loan loss reserve required for its retained portfolio (specific identification). The Company then allocated its recorded reserve for loan losses between the RIOs retained and those sold based upon its assessment of its retained RIO portfolio.

•	Explain to us how you valued the participation investment.

The Company has applied the cost based method to the participation interest investment. The investment was initially recorded at cost and is measured at amortized cost subject to non-temporary impairment. Under this method, the Company recognizes the interest received from the Trust as investment income and any receipt in excess of the interest is applied as a reduction of the principal of the investment. The Trust advises the Company as to the amount of principal value remaining.

•	Explain to us how you valued any future obligations, including sourcing, servicing and recourse.

The Company’s future sourcing activities are not applicable to the RIO portfolio sold. The Company believes that its sourcing arrangement for new RIOs is an executory contract for which the future services are provided at a fair market rate of compensation.

As noted above, the Company evaluated its future servicing obligations in determining its servicing asset. The Company estimated its future servicing obligations based on its analysis of direct costs and unit overhead costs related to servicing. The Company’s analysis of its future servicing fees and obligations provided an estimate of the economic benefit of servicing a RIO or group of RIOs. The Company discounted the anticipated after tax economic benefits at an appropriate risk-adjusted rate to arrive at a net servicing asset. Servicing assets are amortized to servicing revenues over the period of estimated net servicing income.

Servicing assets recognized in connection with the Company’s sourcing of new RIOs also result in the recognition of deferred revenues because the Company has not yet provided the services. In this case, both the servicing asset and deferred revenue are amortized to servicing revenues in equal amounts over the period of estimated net servicing income.

Accordingly, the Company believes that it has appropriately evaluated its future servicing obligations and servicing rights under the Sourcing Agreement.

•	Help us understand the cash flows related to finance receivables, specifically address finance receivables that you originated.

Finance receivables (or RIOs) are analogous to consumer loans and are utilized by consumers to make remodeling investments in their home. Each RIO represents the principal amount financed and is subject to a contractual term with a stated interest rate and payment amortization. Based upon the credit worthiness of the consumer, some RIOs are secured by the underlying real property remodeled.

Prior to FCC’s business model change in November 2006, FCC purchased RIOs from contractors, including certain RIOs from the Company’s home improvement business unit (e.g., RIOs originated by the Company). In each case, FCC utilized a credit facility to fund the payment to the contractor to purchase the RIO. Subsequent cash flows resulted from consumer payments of principal and interest.

As noted above, the Company has retained a small portfolio of RIOs which it services for its own account and receives payments of principal and interest (i.e., RIOs not eligible to be sold to the Trust). The Company has no outstanding debt obligations for this portfolio. The Company will continue to service this portfolio until it is collected or otherwise sold.

Subsequent to the sale of RIOs to the Trust, the third-party Trust (and not the Company) receives payments on its RIO portfolio from consumers and the Trust purchases RIOs from contractors. From these cash flows the Trust is responsible to pay all its costs and expenses, including fees to the Company for any sourcing and servicing services. The Company receives cash flows from the Trust for three purposes, sourcing, servicing and participation interest payments. The Company pays for its own expenses.

•	Demonstrate to us how you complied with all the disclosure requirements of SFAS 140.

Paragraph 17 of SFAS 140 specifies the disclosure requirements. The Company reviewed the following disclosure requirements:

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Requirement (a). For collateral: (1) If the entity has entered into repurchase agreements or securities lending transactions, its policy for requiring collateral or other security. (2) If the entity has pledged any of its assets as collateral that are not reclassified and separately reported in the statement of financial position pursuant to paragraph 15(a), the carrying amount and classification of those assets as of the date of the latest statement of financial position presented (3) If the entity has accepted collateral that it is permitted by contract or custom to sell or repledge, the fair value as of the date of each statement of financial position presented of that collateral and of the portion of that collateral that it has sold or repledged, and information about the sources and uses of that collateral.

Company’s disclosure: The Company notes that the conditions as specified do not exist and therefore no disclosure is required.

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Requirement: (b). If debt was considered to be extinguished by in-substance defeasance under the provisions of FASB Statement No. 76, Extinguishment of Debt, prior to the effective date of Statement 125, a general description of the transaction and the amount of debt that is considered extinguished at the end of the period so long as that debt remains outstanding

Company’s disclosure: The Company notes that the condition as specified does not exist and therefore no disclosure is required. The Company also notes that it has disclosed the retirement of its prior credit facility which it utilized to purchase and hold RIOs for its own account (see Note 11, page F-19).

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Requirement: (c). If assets are set aside after the effective date of Statement 125 solely for satisfying scheduled payments of a specific obligation, a description of the nature of restrictions placed on those assets.

Company’s disclosure: The Company notes that the condition as specified does not exist and therefore no disclosure is required.

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Requirement: (d). If it is not practicable to estimate the fair value of certain assets obtained or liabilities incurred in transfers of financial assets during the period, a description of those items and the reasons why it is not practicable to estimate their fair value

Company’s disclosure: The Company notes that the condition as specified does not exist and therefore no disclosure is required.

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Requirement: (e). For all servicing assets and servicing liabilities: (1) The amounts of servicing assets or liabilities recognized and amortized during the period (2) The fair value of recognized servicing assets and liabilities for which it is practicable to estimate that value and the method and significant assumptions used to estimate the fair value (3) The risk characteristics of the underlying financial assets used to stratify recognized servicing assets for purposes of measuring impairment in accordance with paragraph 63 and (4) the activity in any valuation allowance for impairment of recognized servicing assets-including beginning and ending balances, aggregate additions charged and reductions credited to operations, and aggregate direct write-downs charged against the allowances-for each period for which results of operations are presented.

Company’s disclosure: The Company’s disclosures are included in Note 9, “Servicing Asset”, page F-19 and Note 2, “Summary of Significant Accounting Policies – Servicing Asset”, page F-8. The Company believes that its servicing asset is not impaired and therefore no valuation allowance has been provided.

The Company also evaluated the disclosure requirements under paragraph 63 of SFAS 140. In accordance with paragraph 63, the Company:

•	measured its servicing asset at fair value

•

accounted separately for the Promote and the Participation Interest in accordance with paragraph 14 and made appropriate disclosures in Note 10, unless such disclosures were, in the opinion of management, immaterial

•	subsequently measured recognized servicing assets by amortizing the amount recognized in proportion to and over the period of estimated net servicing income

•	evaluated the servicing assets for possible impairment (no impairment existed)

The Company believes that its disclosures are appropriate.

•	Requirement: (f). If the entity has securitized financial…

Company’s disclosure: The Company has not securitized any assets and no disclosures are required.

•	Requirement: (g). If the entity has retained interests in securitized financial assets…

Company’s disclosure: The Company has no retained interest in securitized financial assets and no disclosures are required.

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Requirement: (h). For any other financial assets that it manages (1) the total principal amount outstanding, the portion that has been derecognized, and the portion that continues to be recognized in the statement of financial position, at the end of the period (2) delinquencies at the end of the period (3) credit losses, net of recoveries, during the period.

Company’s disclosure: The Company’s disclosures regarding the RIO portfolio it owns are included in Note 8, “Finance Receivables Held For Investment”, page F-16, and Note 2, “Summary of Significant Accounting Policies – Finance Receivables Held For Investment and Loan Losses”, page F-7.

In summary, the Company believes that its disclosures are in accordance with SFAS 140 and that its disclosure are adequate, unless such disclosures were, in the opinion of management, immaterial.

7.	Goodwill, page F-16

Based on your disclosure on page F-16, we note that $3,767,414 of goodwill is allocated to your customer finance segment. In light of the material sale of assets from this segment and the significant changes in its operations during 2006, please explain to us how you determined that no goodwill was required to be allocated to the operations you sold. Refer to paragraph 39 of SFAS 142 and paragraph 36 of SFAS 144. Nothwithstanding, whether the assets you sold were a reporting unit or a portion of a reporting unit that constitutes a business, please help us understand how you determined that the goodwill allocated to the customer finance segment is not impaired. Please provide us your impairment analyses before and after the portfolio sale.

The Company considered the guidance in paragraph 39 of SFAS No. 142 and paragraph 36 of SFAS No. 144. The Company does not believe that FCC’s sale of its RIO portfolio represents a sale of a reporting unit or a portion of a reporting unit and consequently no goodwill was allocable to the assets sold.

Prior to FCC’s sale of its RIO portfolio, the business of FCC was to source and service RIOs for its own account. Since FCC sourced and serviced a RIO portfolio for its own account, it did not earn sourcing and services revenues but rather earned interest income on the portfolio held. FCC utilized a credit facility with DZ Bank to purchase and hold the RIOs. As an owner of the portfolio, the Company incurred loan losses and its primary earnings were derived from the spread on its RIOs and its credit facility. Subsequent to the sale, FCC is engaged in sourcing and services RIOs for a third party. The change in FCC’s financial business model resulted in FCC earning revenues from sourcing and services RIOs, but no longer able to earn interest income on the portfolio.

In EITF 98-3 a business is defined as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. Under this guidance, for a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the asset set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. The only asset sold by FCC was the RIO portfolio. FCC did not sell its employees, processes including its underwriting and collections processes, intellectual property, computer software or technology, licenses, facilities or any other assets. Therefore, the Company concluded that the sale of the RIO portfolio was not a sale of a business. This is further evidenced by FCC’s continuing business by entering into a sourcing and servicing agreement with the purchaser.

The Company’s decision to sell its RIO portfolio and become a sourcer and servicer of RIOs for third party was largely driven by the synergy of two factors; (1) reduction of risk and (2) opportunity for long-term returns. As a holder of the RIO portfolio the Company was susceptible to loan defaults, interest rate risk under its credit facility utilized to purchase and hold RIOs, and tightening underwriting/lending standards in the Company’s credit facility that could impede the Company’s ability to grow its portfolio and interest revenues. The Company believed that the terms of the transaction with the Trust were favorable to the Company, and that based upon its expertise in sourcing and servicing RIOs, the Company would substantially reduce its risk while enhancing its long term prospects.

In June 2006 the Company completed its annual test for goodwill impairment in accordance with the provisions of SFAS No. 142. The Company compared the fair value of its FCC reporting unit with its carrying amount, including goodwill. To determine the fair value of the reporting unit the Company utilized a present value technique applied to estimates of future cash flows of the reporting unit. The Company also prepared a goodwill impairment test of the reporting unit in December 2006 following the RIO sale to the Trust. The Company concluded that its goodwill was not impaired. However, the Company believes the data included in the impairment analysis is proprietary and confidential. Therefore, the Company will submit its goodwill impairment analysis to the Staff in a separate correspondence requesting confidential treatment.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response/letter, please direct them to Robert A. DeFronzo, Chief Financial Officer at 214-488-6313, FAX 972-459-4800 or Richard B. Goodner, Vice President – Legal Affairs at 214-488-6324.

Sincerely,

/s/ Robert A. DeFronzo
Robert A. DeFronzo, Chief Financial Officer